UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: November 9, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                      Form 40-F  o

This Form 6-K consists of the news release which appears immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

News Release

UBS Will Contest RMBS Civil Complaint Filed by United States Department of Justice

UBS is confident in its legal position, based on the facts and the law

Zurich / Basel, 9 November 2018 – The United States Department of Justice ("DOJ") today filed a civil complaint in the U.S. District Court for the Eastern District of New York related to UBS's issuance, underwriting and sale of residential mortgage-backed securities ("RMBS") more than a decade ago. The complaint seeks unspecified monetary civil penalties under the Financial Institutions Reform, Recovery, and Enforcement Act ("FIRREA") regarding transactions that date back to 2006 and 2007.

The DOJ’s claims are not supported by the facts or the law. UBS will contest the complaint vigorously in the interest of its shareholders. UBS is confident in its legal position and has been fully prepared for some time to defend itself in court.

UBS intends to rely on the following significant facts, among others, in its defense of this action and expects those facts to be substantiated in the course of the proceedings:

UBS Suffered Massive Losses on U.S. Mortgage-Related Assets, Including the RMBS Cited in the Complaint, Negating any Inference of Fraud

•     UBS invested USD 100 billion in U.S. residential mortgage-related assets and lost more than USD 45 billion when the housing market collapsed, including losses of nearly USD 900 million on the RMBS referred to in the complaint – more than the losses on the certificates UBS sold to any other single investor. This fact alone negates any inference that UBS engaged in an intentional fraud that was flatly against its own economic interest.

UBS Was Not a Significant Originator of U.S. Residential Mortgages

•     UBS originated only a miniscule proportion of U.S. residential mortgages between 2005 and 2007 (USD 1.5 billion of more than USD 5 trillion) and did not originate any subprime loans. The vast majority of loans underlying the 40 RMBS listed in the complaint were originated by other financial institutions, many of which issued their own RMBS. UBS stopped issuing RMBS in 2007.

UBS Fulfilled its Disclosure Obligations to Sophisticated RMBS Investors

•     The RMBS cited in the complaint were purchased by some of the biggest financial institutions in the world and other highly sophisticated investors who had access to loan data from a range of sources. In its offering documents, UBS repeatedly disclosed the risks of investing in the RMBS and made clear that investors could lose money if home prices declined.

Any Penalty Sought by the DOJ Would be Limited, at Most, to Losses to FIFIs

•     Following the savings and loan crisis, Congress enacted FIRREA in 1989 to protect federally-insured financial institutions (“FIFI”) and their depositors from insider abuse, and it was used for this purpose for two decades. This law was never intended to cover all sales of securities to all investors merely because a FIFI is among the investors or other parties involved in the transaction, as the DOJ seeks to misapply it here. UBS believes that FIRREA limits any claim against UBS to sales of the RMBS to FIFIs, who purchased only a small fraction of the certificates sold by UBS. The current losses on all certificates sold to FIFIs are lower than UBS’s own losses of nearly USD 900m in these same RMBS.

UBS Group AG, News Release, 9 November 2018                                                                                                                                     Page 1

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

The Alleged Misrepresentations Did Not Cause RMBS Investor Losses

•     To obtain a FIRREA penalty based on investor losses, the DOJ must persuade the court to accept not only that UBS (despite its own massive losses on U.S. mortgage-related investments) engaged in intentional fraud but also that the alleged misrepresentations caused losses to investors in these RMBS. This theory flies in the face of the history of the housing crisis, which began with an unprecedented and unexpectedly severe collapse in U.S. home prices, triggering mortgage defaults and RMBS losses. The historic, market-wide downturn is commonly understood to be the result of a range of factors that created a housing bubble, including low interest rates and government policy.

Links
www.ubs.com/media

UBS Group AG and UBS AG

Investor contact
Switzerland: +41-44-234-4100
Americas: +1 212-882-5734

Media contact
Switzerland: +41-44-234-8500
Americas: +1-212-882-5858
UK: +44-207-567-4714
APAC: +852-297-1-8200

ubs.com

UBS Group AG, News Release, 9 November 2018                                                                                                                                     Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

      Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

      Title:    Executive Director

Date: November 9, 2018